Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

March 16, 2015

Inland Real Estate Income Trust, Inc.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-11 (File No. 333-176775) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). Before you invest, you should read the Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling toll-free (800) 826-8228.

On March 11, 2015, REIT.com, an online real estate investment trust industry publication, posted a video segment, a transcript of which is attached hereto as Annex A, after asking for and obtaining an interview with Mitchell Sabshon, our chief executive officer and a member of our board of directors. Also on March 11, 2015, REIT.com published an article reporting on certain statements made by Mr. Sabshon in the video segment. A copy of the article is attached hereto as Annex B. REIT.com conducted the interview with Mr. Sabshon on February 24, 2015.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. REIT.com routinely publishes articles on business and real estate investment trust-related news. REIT.com is wholly unaffiliated with the Company, and none of the Company, its sponsor, Inland Real Estate Investment Corporation (“IREIC”), or any of its affiliates have made any payment or given any consideration to REIT.com in connection with the video or the article below or any other matter published by REIT.com concerning the Company or any of its affiliates.

The statements in the article attributed to or derived from Mr. Sabshon were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. Statements in the article that are not attributed directly to Mr. Sabshon represent the author’s or others’ opinions, and are not endorsed or adopted by the Company. You should consider statements contained in this free writing prospectus, including those in the article, only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into them, including the risk factors described or incorporated by reference therein.

For purposes of clarification, the Company notes the following: In the interview, Mr. Bechard refers to one of the entities sponsored by IREIC as Inland Real Estate Residential Trust. That entity’s legal name is Inland Residential Properties Trust, Inc.

This filing may contain forward-looking statements that reflect expectations and projections about our future results, performance, prospects and opportunities. These statements are not guarantees of future performance, and investors should exercise caution and not place undue reliance on them. Our actual results may differ materially from those expressed in the forward-looking statements due to a number of known and unknown risks, uncertainties and other factors, including the risks and uncertainties discussed in the “Risk Factors” section of the Prospectus and our other filings with the SEC. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

Annex A

“CEO Spotlight: Mitchell Sabshon”

Mitchell Sabshon

March 11, 2015

Matt Bechard: I’m Matt Bechard with NAREIT’s REIT.com here in Washington, D.C. for NAREIT’s Washington Leadership Forum. Joining me for this CEO spotlight is Mitchell Sabshon, the CEO of Inland Real Estate Investment Corporation, which is the sponsor of two REITs of which Mitchell is the CEO, Inland Real Estate Income Trust and Inland Real Estate Residential Trust. Mitchell, thanks so much for joining us today.

Mitchell Sabshon: Thank you for having me, Matt. It’s a pleasure being here.

Matt Bechard: Now, last year was an active one for the company on the acquisition front. Can you talk about how the deals, particularly we’re speaking of the Inland Real Estate Income Trust, how those deals have reshaped the company and what types you’re targeting for 2015?

Mitchell Sabshon: Well, as you know, Inland has two primary businesses. We are the sponsor of non-listed real estate income trusts, and we also are the sponsor of private placed real estate transaction syndications. Those two businesses in 2014 combined to make acquisitions of just a hair less than $1.3 billion. About 30-35% of that was in our REIT, Inland Real Estate Income Trust and the balance of that was in our private placement business. It was an exciting year. We focused primarily on multi-tenant retail, mostly shopping center anchored retail, as well as apartment buildings. We’ve seen some movement in pricing on apartments, on multi-tenant, multi-family residential properties and we think that opportunity is very exciting. We’re taking advantage of it.

Matt Bechard: And within your portfolio, what are you seeing in the way of fundamentals and are there any areas of particular strength or weakness that you’re looking to capitalize on?

Mitchell Sabshon: Well, given where we are in the economic cycle, I think most people would agree that we are at a six year high in the U.S. economy. Needless to say, we have geopolitical forces that are working hard against the growth in our economy. But we are seeing increasing GDP, lowest level of unemployment in six years, job creation. Just across the board, strong economic fundamentals and as a result, that’s driving our strategy of acquiring real estate that has both a significant amount of anchor to it which drives traffic, but even more so, a substantial amount of small shop, in-line space where we have shorter leases and the opportunity to raise rents, to capture growth and participate in the growth of the economy. We think for the next five, six years, barring any significant extraneous geopolitical factors, we think that we can take maximum advantage of growth through those types of properties.

Matt Bechard: And lastly, there’s been a lot of discussion about changes, reporting changes for the public non-listed REIT sector. What impact do you think these regulatory changes might have on Inland or the sector as a whole?

Mitchell Sabshon: Well, I’m very excited about the recent amendments to, specifically, FINRA Rule 2340. I’ve gone on record as advocating the very changes that were implemented in the rule making this year. A criticism of the non-listed REIT space for many years has been a lack of transparency, a lack of regular periodic valuation of non-listed REIT shares. Of course, listed REITs are valued every day in the open market, and the purpose of the rulemaking change was to make the pricing of those shares far more transparent. In fact, to show the real estate commissions, selling commissions, dealer-manager fees, organizational and offering costs up front. My belief is that by making that impact on capital transparent, those fees will come down over time, and I can tell you it’s a win-win for the investor and for Inland as a sponsor. When you have a $10 offering and maybe $1.00, $1.10 or $1.20 is expended to create the capital, to gather the capital, that means that we’re starting back $1.00, $1.10 behind that $10 price just to get back to par and then add value to investors.

Matt Bechard: Great, Mitchell. Thank you so much for joining us.

Mitchell Sabshon: Again, it’s my pleasure to be here, Matt. Thank you so very much for having me.

Matt Bechard: For more on this and other REIT news and analysis, be sure to visit REIT.com.

Annex B

Full Text of REIT.com Article

Inland Real Estate CEO Says Economic Fundamentals Support Strategy

By: Sarah Borchersen-Keto

Published: March 11, 2015

Mitchell Sabshon, CEO of Inland Real Estate Investment Corp., joined REIT.com for a CEO Spotlight video interview during NAREIT’s 2015 Washington Leadership Forum.

Inland sponsors non-listed REITs and also offers privately placed real estate transactions. In 2014, the two businesses made combined acquisitions of almost $1.3 billion, according to Sabshon.

Inland focuses primarily on multi-tenant retail properties, especially shopping center-anchored assets, as well as apartment buildings.

“We’ve seen some improvement in pricing on apartments, and we think that opportunity is very exciting. We’re taking advantage of it,” Sabshon said.

Sabshon also said solid economic fundamentals across the board are supporting the company’s real estate strategy.

He noted that Inland is interested in acquiring real estate with “both a significant amount of anchor to it, which drives traffic, but even more so a substantial amount of small shop inline space where we have shorter leases and the opportunity to raise rents, capture growth and participate in the growth of the economy.” Barring any major external event, Sabshon said he sees this trend remaining in place for the next five to six years.

Sabshon also discussed new reporting changes for public, non-listed REITs, and why he supports them.

“A criticism of the non-listed REIT space for many years has been a lack of transparency, a lack of regular periodic valuation of non-listed REIT shares,” he noted. The purpose of the change is to make the pricing of those shares far more transparent by showing all relevant fees upfront, he said.

“By making that impact on capital transparent, those fees will come down over time. It’s a win-win for the investor and for Inland as a sponsor,” Sabshon observed. He explained that the current system of high fees means extra work for sponsors because they first have to bring the investment up to par before being able to add any additional value for investors.